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                                                                    EXHIBIT 99.1

                  STOCK OPTION AGREEMENT, dated as of October 18, 1998 (the "Stock Option Agreement"), between Protection One, Inc., a Delaware corporation (the "Parent"), and Lifeline Systems, Inc., a Massachusetts corporation (the "Company")

                  WHEREAS, the Parent and the Company are parties to that certain Agreement and Plan of Contribution and Merger, dated as of the date hereof (the "Merger Agreement"), which provides, among other things, that Merger Sub I (as defined in the Merger Agreement), on the terms and subject to the conditions thereof, will merge with and into the Company with Company surviving as a wholly owned subsidiary of New Parent (as defined in the Merger Agreement);

                  WHEREAS, as a condition to its willingness to enter into the Merger Agreement, the Parent has requested that the Company grant to the Parent an option to purchase up to 1,159,410 shares of common stock, par value $0.02 per share ("Common Stock") of the Company, upon the terms and subject to the conditions hereof; and

                  WHEREAS, in order to induce the Parent to enter into the Merger Agreement, the Company is willing to grant the Parent the requested option.

                  NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

                  1. The Option; Exercise; Adjustments. (a) Contemporaneously herewith the Parent and the Company are entering into the Merger Agreement. Subject to the other terms and conditions set forth herein, the Company hereby grants to the Parent an irrevocable option (the "Option") to purchase up to 1,159,410 shares of Common Stock (the "Shares"). The purchase price per Share (the "Purchase Price") shall be $29.00.

                           (b) Subject to the provisions of Section 1(c), the
Option may be exercised by the Parent, in whole or in part, at any time or from time to time after (i) (A) the termination of the Merger Agreement and (B) the occurrence of any circumstance that would entitle the Parent to receive the fee provided for pursuant to Section 6.3(b) or (ii) the commencement of any Acquisition Proposal as defined in Section 6.5(a)(i) of the Merger Agreement and prior to the termination of the Option in accordance with Section 18 hereof; provided that any purchase of Shares upon exercise of the Option shall be subject to compliance with applicable law. Notwithstanding the termination of the Option, Parent shall be entitled to purchase the Shares with respect to which it has exercised the Option in accordance with the terms hereof prior to the termination of the Option.

                           (c) In the event the Parent wishes to exercise the
Option, the Parent shall send a written notice to the Company (the "Stock Exercise Notice") specifying a date (subject to the HSR Act (as defined below) not later than 20 business days and not earlier than three business days following the date such notice is given) for the closing of such purchase. In the event of any change in the number of issued and



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outstanding shares of Common Stock by reason of any stock dividend, stock split, split-up, recapitalization, merger or other change in the corporate or capital structure of the Company, the number of Shares subject to this Option and the purchase price per Share shall be appropriately adjusted to restore the Parent to its rights hereunder, including its right to purchase Shares representing approximately 19.9% of the capital stock of the Company entitled to vote generally for the election of the directors of the Company which are issued and outstanding immediately prior to the exercise of the Option at an aggregate purchase price equal to the Purchase Price multiplied by 1,159,410; provided, however, that in no event shall any adjustment be made under this Section 1(c) with respect to any transaction contemplated or permitted by the Merger Agreement.

                           (d) If at any time the Option is then exercisable
pursuant to the terms of Section 1(b)(i) hereof, the Parent may elect, in lieu of exercising the Option to purchase Shares provided in Section 1(a) hereof, to send a written notice to the Company (the "Cash Exercise Notice") specifying a date not later than 20 business days and not earlier than 10 business days following the date such notice is given on which date the Company shall pay to the Parent an amount in cash equal to the Spread (as hereinafter defined) multiplied by all or such portion of the Shares subject to the Option as Parent shall specify. As used herein "Spread" shall mean the excess, if any, over the Purchase Price of the higher of (x) if applicable, the highest price per share of Common Stock (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by any person pursuant to an Acquisition Proposal (as defined in the Merger Agreement) (the "Alternative Purchase Price") or (y) the closing price of the shares of Common Stock on the Nasdaq Stock Market on the last trading day immediately prior to the date of the Cash Exercise Notice (the "Closing Price"). If the Alternative Purchase Price includes any property other than cash, the Alternative Purchase Price shall be the sum of (i) the fixed cash amount, if any, included in the Alternative Purchase Price plus (ii) the fair market value of such other property. If such other property consists of securities with an existing public trading market, the average of the closing prices (or the average of the closing bid and asked prices if closing prices are unavailable) for such securities in their principal public trading market on the five trading days ending two trading days prior to the date of the Cash Exercise Notice shall be deemed to equal the fair market value of such property. If such other property consists of something other than cash or securities with an existing public trading market and, as of the payment date for the Spread, agreement on the value of such other property has not been reached, the Alternative Purchase Price shall be deemed to equal the Closing Price. Upon exercise of its right to receive cash pursuant to this Section 1(c), the obligations of the Company to deliver Shares pursuant to Section 3 shall be terminated with respect to such number of Shares for which the Parent shall have elected to be paid the Spread.

                  2. Conditions to Delivery of Shares. The Company's obligation to deliver Shares upon exercise of the Option is subject only to the conditions that:

                           (i) No preliminary or permanent injunction or other order issued by any federal or state court of competent jurisdiction in the United States prohibiting the delivery of the Shares shall be in effect; and




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                           (ii) Any applicable waiting periods under the
         Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") shall have expired or been terminated.

                  3. The Closing. (a) Any closing hereunder shall take place on the date specified by the Parent in its Stock Exercise Notice or Cash Exercise Notice, as the case may be, at 9:00 A.M., local time, at the offices of Weil, Gotshal & Manges LLP, 100 Crescent Court, Suite 1300, Dallas, Texas, or, if the conditions set forth in Section 2(i) or 2(ii) have not then been satisfied, on the second business day following the satisfaction of such conditions, or at such other time and place as the parties hereto may agree (the "Closing Date"). On the Closing Date, (i) in the event of a closing pursuant to Section 1(c) hereof, the Company will deliver to the Parent a certificate or certificates, duly endorsed (or accompanied by duly executed stock powers), representing the Shares in the denominations designated by the Parent in its Stock Exercise Notice and the Parent will purchase such Shares from the Company at the price per Share equal to the Purchase Price or (ii) in the event of a closing pursuant to Section 1(d) hereof, the Company will deliver to the Parent cash in an amount determined pursuant to Section 1(d) hereof. Any payment made by the Parent to the Company, or by the Company to the Parent, pursuant to this Stock Option Agreement shall be made by wire transfer of immediately available funds to a bank designated by the party receiving such funds.

                           (b) The certificates representing the Shares may bear
an appropriate legend relating to the fact that such Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act").

                  4. Representations and Warranties of the Company. The Company represents and warrants to the Parent that (a) the Company is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has the requisite corporate power and authority to enter into and perform this Stock Option Agreement; (b) the execution and delivery of this Stock Option Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company and this Stock Option Agreement has been duly executed and delivered by a duly authorized officer of the Company and will constitute a valid and binding obligation of the Company subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; (c) the Company has taken all necessary corporate action to authorize and reserve the Shares issuable upon exercise of the Option and the Shares, when issued and delivered by the Company upon exercise of the Option, will be duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights; and (d) except as otherwise required by the HSR Act, the execution and delivery of this Stock Option Agreement by the Company and the consummation by it of the transactions contemplated hereby do not require the consent, waiver, approval or authorization of or any filing with any person or public authority and will not violate, result in a breach of or the acceleration of any obligation under, or constitute a default



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under, any provision of any charter or by-law, indenture, mortgage, lien, lease, agreement, contract, instrument, order, law, rule, regulation, judgment, ordinance, or decree, or restriction by which the Company or any of its subsidiaries or any of their respective properties or assets is bound, except for any breach, violation, default, acceleration, creation or change that, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect (as defined in the Merger Agreement) or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Stock Option Agreement; and (e) no "fair price", "moratorium", "control share acquisition" or other form of antitakeover statute or regulation (including, without limitation, the prohibitions of Chapters 110C, 110D and 110F of the Massachusetts General Laws) is applicable to the acquisition of Shares pursuant to this Stock Option Agreement.

                  5. Representations and Warranties of the Parent. The Parent represents and warrants to the Company that (a) the Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to enter into and perform this Stock Option Agreement, (b) the execution and delivery of this Stock Option Agreement by the Parent and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Parent and this Stock Option Agreement has been duly executed and delivered by a duly authorized officer of the Parent and will constitute a valid and binding obligation of Parent enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles, and
(c) the Parent is acquiring the Option and, if and when it exercises the Option, will be acquiring the Shares issuable upon the exercise thereof for its own account and not with a view to distribution or resale in any manner which would be in violation of the Securities Act.

                  6. Quotation of Shares; HSR Act Filings; Governmental Consents. The Company will promptly file an application to have the Shares approved for quotation on the Nasdaq Stock Market and will use all reasonable efforts to obtain approval of such quotation and to effect all necessary filings by the Company under the HSR Act; provided, however, that if the Company is unable to effect such quotation on the Nasdaq Stock Market by the Closing Date, the Company will nevertheless be obligated to deliver the Shares upon the Closing Date. Each of the parties hereto will use all reasonable efforts to obtain consents of all third parties and governmental authorities, if any, necessary to the consummation of the transactions contemplated hereby.

                  7. Registration Rights. (a) In the event that the Parent shall desire to sell any of the Shares within two years after the purchase of such Shares pursuant hereto, and such sale requires, in the opinion of counsel to the Parent, which opinion shall be reasonably satisfactory to the Company and its counsel, registration of such Shares under the Securities Act, the Company will cooperate with the Parent and any underwriters in registering such Shares for resale, including, without limitation, promptly filing a registration statement which complies with the requirements of applicable federal and



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state securities laws, entering into an underwriting agreement with such underwriters upon such terms and conditions as are customarily contained in underwriting agreements with respect to secondary distributions; provided that the Company shall not be required to have declared effective more than two registration statements hereunder and shall be entitled to delay the filing or effectiveness of any registration statement for up to 120 days if the offering would, in the good faith judgment of the Board of Directors of the Company, require premature disclosure of any material corporate development or otherwise interfere with or adversely affect any pending or proposed offering of securities of the Company or any other material transaction involving the Company.

                           (b) If the Common Stock is registered pursuant to the
provisions of this Section 7, the Company agrees (i) to furnish copies of the registration statement and the prospectus relating to the Shares covered thereby in such numbers as the Parent may from time to time reasonably request and (ii) if any event shall occur as a result of which it becomes necessary to amend or supplement any registration statement or prospectus, to prepare and file under the applicable securities laws such amendments and supplements as may be necessary to keep available for at least 90 days a prospectus covering the Common Stock meeting the requirements of such securities laws, and to furnish the Parent such numbers of copies of the registration statement and prospectus as amended or supplemented as may reasonably be requested. The Company shall bear the cost of the registration, including, but not limited to, all registration and filing fees, printing expenses, and fees and disbursements of counsel and accountants for the Company, except that the Parent shall pay the fees and disbursements of its counsel, the underwriting fees and selling commissions applicable to the shares of Common Stock sold by the Parent. The Company shall indemnify and hold harmless Parent, its affiliates and its officers and directors from and against any and all losses, claims, damages, liabilities and expenses arising out of or based upon any statements contained in, omissions or alleged omissions from, each registration statement filed pursuant to this paragraph; provided, however, that this provision does not apply to any loss, liability, claim, damage or expense to the extent it arises out of any untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by the Parent, its affiliates, officers or other representatives expressly for use in any registration statement (or any amendment thereto) or any prospectus (as amended or supplemented) filed pursuant to this paragraph. The Company shall also indemnify and hold harmless each underwriter and each person who controls any underwriter within the meaning of either the Securities Act or the Securities Exchange Act of 1934, as amended, against any and all losses, claims, damages, liabilities and expenses arising out of or based upon any statements contained in, omissions or alleged omissions from, each registration statement filed pursuant to this paragraph; provided, however, that this provision does not apply to any loss, liability, claim, damage or expense to the extent it arises out of any untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by or on behalf of the underwriters expressly for use in any registration statement (or any amendment thereto) or any prospectus, as amended or supplemented, filed pursuant to this paragraph.




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                  8. Expenses. Each party hereto shall pay its own expenses
incurred in connection with this Stock Option Agreement.

                  9. Specific Performance. The Company acknowledges that if the Company fails to perform any of its obligations under this Stock Option Agreement immediate and irreparable harm or injury would be caused to the Parent for which money damages would not be an adequate remedy. In such event, the Company agrees that the Parent shall have the right, in addition to any other rights it may have, to specific performance of this Stock Option Agreement. Accordingly, if the Parent should institute an action or proceeding seeking specific enforcement of the provisions hereof, the Company hereby waives the claim or defense that the Parent has an adequate remedy at law and hereby agrees not to assert in any such action proceeding the claim or defense that such a remedy at law exists. The Company further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief.

                  10. Profit Limitation. (a) Notwithstanding any other provision of this Stock Option Agreement, in no event shall the Parent's Total Profit (as hereinafter defined) exceed $9 million and, if it otherwise would exceed such amount, the Parent, at its sole election, shall either (a) deliver to the Company for cancellation Shares previously purchased by Parent, (b) pay cash or other consideration to the Company or (c) undertake any combination thereof, so that Parent's Total Profit shall not exceed $9 million after taking into account the foregoing actions.

                           (b) Notwithstanding any other provision of this Stock
Option Agreement, this Option may not be exercised for a number of Shares as would, as of the date of the Stock Exercise Notice, result in a Notional Total Profit (as defined below) of more than $9 million and, if exercise of the Option otherwise would exceed such amount, the Parent, at its discretion, may increase the Purchase Price for that number of Shares set forth in the Stock Exercise Notice so that the Notional Total Profit shall not exceed $9 million; provided, that nothing in this sentence shall restrict any exercise of the Option permitted hereby on any subsequent date at the Purchase Price set forth in
Section 1(a) hereof.

                           (c) As used herein, the term "Total Profit" shall
mean the aggregate amount (before taxes) of the following: (i) the amount of cash received by Parent pursuant to Section 1(d), (ii) (x) the net cash amounts received by Parent pursuant to the sale of Shares (or any other securities into which such Shares are converted or exchanged) to any unaffiliated party, less
(y) the Parent's Purchase Price for such Shares, and (iii) any fees received pursuant to Section 6.3(b) or Section 6.3(e) of the Merger Agreement.

                           (d) As used herein, the term "Notional Total Profit"
with respect to any number of Shares as to which Parent may propose to exercise this Option shall be the Total Profit determined as of the date of the Stock Exercise Notice assuming that this Option were exercised on such date for such number of Shares and assuming that


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such Shares, together with all other Shares held by Parent and its affiliates as of such date, were sold for cash at the closing market price for the Common
Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

                  11. Notice. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been fully given if (i) delivered personally, (ii) sent by certified or registered mail, return receipt requested, (iii) sent by overnight courier for delivery on the next business day or (iv) sent by confirmed telecopy, provided that a hard copy of all such telecopied materials is thereafter sent within 24 hours in the manner described in clauses (i), (ii) or (iii), to the parties at the following addresses or at such other addresses as shall be specified by the parties by like notice:

                  If to the Parent:

                           Protection One, Inc.
                           6011 Bristol Parkway
                           Culver City, CA 90230
                           Attn:  John E. Mack, III
                           Telecopy:  310/649-3855

                           Protection One, Inc.
                           6225 North Highway 161, Suite 400
                           Irving, Texas 75038
                           Attn:  John W. Hesse
                           Telecopy:  972/916-6156

                  With a copy to:

                           Weil, Gotshal & Manges LLP
                           100 Crescent Court, Suite 1300
                           Dallas, Texas 75201
                           Attn: Jeremy W. Dickens
                           Telecopy: 214/746-7777

                  If to the Company:

                           Lifeline Systems, Inc.
                           640 Memorial Drive
                           Cambridge, Massachusetts 02109
                           Attn: Ronald Feinstein
                           Telecopy: (617) 679-1386





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                  With a copies to:

                           Hale and Dorr LLP
                           60 State Street
                           Boston, Massachusetts  0216
                           Attn:  Jay Bothwick, Esq.
                           Telecopy:  617/526-5000

                  Notices provided in accordance with this Section 11 shall be deemed delivered (i) on the date of personal delivery, (ii) four business days after deposit in the mail, (ii) one business day after delivery to an overnight courier, or (iv) on the date of confirmation of the telecopy transmission, as the case may be.

                  12. Parties in Interest. This Stock Option Agreement shall inure to the benefit of and be binding upon the parties named herein and their respective successors and permitted assigns; provided, however, that such successor in interest or permitted assigns shall agree to be bound by the provisions of this Stock Option Agreement. Nothing in this Stock Option Agreement, express or implied, is intended to confer upon any Person other than the Company or the Parent, or their successors or assigns, any rights or remedies under or by reason of this Stock Option Agreement.

                  13. Entire Agreement; Amendments. This Stock Option Agreement, together with the Merger Agreement and the other documents referred to therein, contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, oral or written, with respect to such transactions. This Stock Option Agreement may not be changed, amended or modified orally, but may be changed only by an agreement in writing signed by the party against whom any waiver, change, amendment, modification or discharge may be sought.

                  14. Assignment. No party to this Stock Option Agreement may assign any of its rights or obligations under this Stock Option Agreement without the prior written consent of the other party hereto, except that the Parent may assign its rights and obligations hereunder to any of its direct or indirect wholly owned subsidiaries, but no such transfer shall relieve the Parent of its obligations hereunder if such transferee does not perform such obligations.

                  15. Headings. The section headings herein are for convenience only and shall not affect the construction of this Stock Option Agreement.

                  16. Counterparts. This Stock Option Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.

                  17. Governing Law. This Stock Option Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts (regardless of the laws that might otherwise govern under applicable Massachusetts principles of conflicts of law).



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                  18. Termination. The right to exercise the Option granted
pursuant to this Stock Option Agreement shall terminate upon the earliest of (i) the Effective Time (as defined in the Merger Agreement), (ii) the termination of the Merger Agreement pursuant to circumstances under which the Parent is not entitled (whether at the time of termination or upon the occurrence of a Triggering Event) to receive the fee provided for pursuant to Section 6.3(b) of the Merger Agreement, (iii) the date on which Purchaser realizes a Total Profit equal to the Profit Limit (as such terms are defined in Section 10) and (iv) one year after the date (the "Merger Termination Date") on which the Merger Agreement is terminated (the date referred to in clause (iv) being hereinafter referred to as the "Option Expiration Date"); provided that, if the Option cannot be exercised or the Shares cannot be delivered to Parent upon such exercise by reason of any applicable judgment, decree or order or because the condition set forth in Section 2(ii) has not yet been satisfied, the Option Expiration Date shall be extended until thirty days after such impediment to exercise has been removed.

                  19. Severability. If any term, provision, covenant or restriction of this Stock Option Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Stock Option Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

                  20. Public Announcement. Each of Parent, New Parent, the Company and the Merger Subsidiaries (as defined in the Merger Agreement) will consult with one another before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Stock Option Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except to the extent that the party making such announcement determines that it must do so in order to comply with applicable law or its obligations pursuant to any listing agreement with the Nasdaq Stock Market or the NYSE and it is impracticable under the circumstances to consult with the other parties hereto prior to making such announcement.


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                  IN WITNESS WHEREOF, the Parent and the Company have caused this Stock Option Agreement to be duly executed and delivered on the day and year first above written.

                                        PROTECTION ONE, INC.


                                        By:
                                           -----------------------------------
                                        Name:
                                             ---------------------------------
                                        Title:
                                              --------------------------------


                                        LIFELINE SYSTEMS, INC.


                                        By:
                                           -----------------------------------
                                        Name:
                                             ---------------------------------
                                        Title:
                                               -------------------------------






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